LEEWARD CAPITAL CORP.

Unit 4, 1922 - 9th Avenue SE
Calgary, Alberta T2G 0V2 CANADA

Tel. (403) 265-4077
Fax (403) 265-6410

Trading Symbol: LWC

SEC 12g3-2(b) exemption: 82-3640

PRESS RELEASE

Date: December 20, 2004

Update: Nithi Mountain Molybdenite Project

The helicopter-borne magnetic and EM survey has been completed on Leeward's Nithi Mountain moly property. The data generated by this survey will be utilized to confirm the extent of the alteration zone associated with molybdenite mineralization on this moly prospect.

The Nithi Mountain molybdenum property is located in central British Columbia just south of the Town of Fraser Lake and east-southeast of the producing Endako Moly Mine. The property is road accessible south of the Yellowhead Highway (Hy.16), CN Rail Line, and B.C. Hydro power lines.

Molybdenite occurrences on the property are hosted by the Nithi and Casey phases of the early Cretaceous Francois Lake intrusive suite. These are the same intrusive phases which host the Endako Molybdenum Mine.

The rock geochemical results from field exploration completed this fall lead to the identification of the "Alpha Zone". The Alpha zone consists of a series of molybdenum occurrences trending in an east-northeast direction across the property. These occurrences include both those known from previous exploration, those identified by the Geological Survey of Canada and a number of new molybdenite showings found by the company along new logging roads completed in the area. Based on this interpretation, additional claim staking on Nithi Mountain was carried out in November.

Previous exploration was completed during the period 1965 to 1981 consisted of prospecting, geological mapping, trenching, drilling, geochemical and geophysical surveys. All of this information is currently being compiled on a GIS database. The compilation of over 1200 soil geochemical results has been finished and clearly identifies the trend of the mineralization within the Alpha Zone.

A 43-101 report has been prepared by an independent QP for the Nithi property.

For further information, contact James W. Davis at (403) 265-4077.


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No Canadian stock exchange has approved or disapproved the contents of this release.

web page: http://www.leewardcapital.com

e-mail: president@leewardcapital.com